02017962

PE
03/04/02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2002

Embraer – Brazilian Aviation Company

(Translation of registrant's name into English)

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Av. Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos, São Paulo, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes_____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is hereby incorporated by reference into the filer's Registration Statement on Form F-3 (No. 333-14018).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Dated: March 4, 2002

By: [signature]

Name: Carlos Rocha Villela

Title: General Counsel

EXHIBIT INDEX

1. One copy of the Company's press release dated March 1, 2002, together with a translation into English.

EXHIBIT 1

EMBRAER ACQUIRES NASHVILLE OPERATIONS OF CELSIUS AEROTECH INC.

An opportunity to better serve Embraer's U.S. customers

São José dos Campos, March 1st, 2002 - Embraer announced today the completion of its acquisition of the operating assets of Celsius Aerotech Inc. in Nashville, Tennessee, from Reliance Aerotech Inc, a privately held company. Embraer will operate the business as a full service maintenance and repair center.

The acquisition was made by Embraer Aircraft Maintenance Services, Inc. (EAMS), a wholly-owned subsidiary of Embraer Aircraft Holding, Inc., which was established as a U.S.-based wholly-owned subsidiary of Embraer, in response to continuing business growth and associated demands for improved levels of quality, timing and costs.

The business will continue to operate out of Nashville, performing aircraft maintenance and refurbishment, as well as component repair and overhaul primarily for the U.S. market. Embraer is employing over 200 persons formerly with Celsius Aerotech Inc. and will continue to serve the existing customers and products while adding new customers in the future.

Mauricio Botelho, Embraer's President and CEO stated: "*We are extremely pleased that the acquisition of the assets of Celsius Aerotech Inc, was completed on schedule. The new business allows us the opportunity to better serve our customers in the United States. The Nashville operation will expand the scope of our service offerings in support of the airline and corporate markets*".

Artur Coutinho, Embraer's Executive Vice President of Customer Services commented on the acquisition: "*The addition of our own in-house maintenance services capability has been a goal which we are very pleased to have completed. We expect to continue to build on the operation's excellent reputation and develop EAMS as a true world-class Center of Excellence for the aviation market. The operation and workforce has an outstanding reputation that Embraer will complement with our engineering excellence and comprehensive product knowledge.*

news release

We will continue to serve the current customers while adding new customers in the future with the addition of new facilities, as required."

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Notes to editors

Embraer (NYSE: ERJ; Bovespa: EMBR3 and EMBR4) is the world's fourth largest commercial aircraft manufacturer and is headquartered in São José dos Campos, state of São Paulo, with offices and customer service bases in Australia, China, France, Singapore and the United States, and a total workforce of 10.9 thousand people. Embraer (Empresa Brasileira de Aeronáutica S.A.) is Brazil's largest exporter since 1999; as of December 31st, 2001 its backlog for firm orders amounts to US$ 10.7 billion and US$ 12.6 billion in options.
Embraer has 32 years of experience in designing, developing, manufacturing, selling and providing after sales support to aircraft aimed for the world airline, corporate and defense markets.

Celsius Aerotech Inc, located in Nashville, TN is an FAA authorized repair station that serves primarily the regional airline market. Celsius has been in business since 1991 and is recognized as one of the top maintenance organizations serving this market. Celsius has approximately 210 employees and offers full service maintenance, repair and overhaul capability including scheduled inspections, airframe repairs, aircraft painting and comprehensive component repair capability. Celsius has extensive experience working on EMB-120 Brasilia turboprop aircraft and the Embraer ERJ 145 family of regional jets, the Saab 340, the ATR 72, Jetstream aircraft manufactured by British Aerospace and Bombardier regional aircraft.

Contacts

Press office
Phone +55 12 3927 1311
Fax + 55 12 3927 2411
Press office mgr. Bob Sharp, bob.sharp@embraer.com.br
Press officer Wagner Gonzalez, wagner.gonzalez@embraer.com.br

news release

EMBRAER

www.embraer.com

This press release includes forward-looking statements or statements about events or circumstances which have not occurred. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: general economic, political and business conditions, both in Brazil and in our markets; anticipated trends in our industry; our expenditure plans; our ability to develop and deliver our products on a timely basis; and existing and future governmental regulation.

The words "believes," "may," "will," "estimates," "continues," "anticipates," "intends," "expects" and similar words are intended to identify forward-looking statements. We undertake no obligations to update publicly or revise any forward-looking statements because of new information, future events or other factors. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this press release might not occur. Our actual results could differ substantially from those anticipated in our forward-looking statements.

news release

EMBRAER ADQUIRE AS OPERAÇÕES DA CELSIUS AEROTECH INC. EM NASHVILLE

Uma oportunidade para servir melhor os clientes americanos da Embraer

São José dos Campos, 1º de março de 2002 – A Embraer anunciou hoje que concluiu sua aquisição, da Reliance Aerotech Inc., empresa de capital fechado, da estrutura operacional da Celsius Aerotech Inc, em Nashville, estado do Tennessee (EUA). A Embraer operará o negócio como um grande centro de serviços de manutenção e reparação.

A aquisição foi realizada pela Embraer Aircraft Maintenance Services, Inc. (EAMS), uma subsidiária da Embraer Aircraft Holding, Inc., por sua vez uma subsidiária da Embraer nos Estados Unidos criada em resposta ao contínuo crescimento dos negócios e das demandas associadas a melhores índices de qualidade, prazos e custos.

O negócio continuará a operar em Nashville, executando manutenção e reforma de interiores de aeronaves, bem como reparo de componentes e revisão geral, primariamente para o mercado americano. A Embraer está contratando mais de 200 pessoas que eram funcionários da Celsius Aerotech Inc. e continuará a atender os atuais clientes e produtos da empresa, ao mesmo tempo em que somará novos clientes no futuro.

Maurício Botelho, Diretor Presidente da Embraer, disse: "*Estamos extremamente satisfeitos com o fato de a aquisição da estrutura operacional Celsius Aerotech Inc. ter sido concluída dentro do prazo previsto. O novo negócio nos dá a oportunidade de melhor servir os nossos clientes nos Estados Unidos. A operação de Nashville ampliará o alcance de nossas ofertas de serviço em apoio aos mercados de Aviação Comercial e Corporativo*".

Artur Coutinho, Vice Presidente de Serviços ao Cliente da Embraer, comentou a aquisição: "*O aumento de nossa estrutura de serviços de manutenção próprios foi um objetivo cuja realização nos deixou muito satisfeitos. Esperamos continuar elevando a excelente reputação das operações e a desenvolver a EAMS como um verdadeiro Centro de Excelência de classe mundial para o mercado de aviação. A operação e*

Embraer - Av. Brig. Faria Lima, 2170 – 12227-901 – São José dos Campos – SP – Brasil
Embraer – Austrália – 13-15 Melrose Court – Tullamarine, Melbourne – Victoria – 3043 - Australia
Embraer – China – 1, Jian Guo Men Wai Avenue, Suite 3617 – China World Trade Tower I – Chaoyang District, Beijing 100004 – People's Republic of China
Embraer – Cingapura – 391 B Orchard Road # 15 – 01 – Ngee Ann City – Tower B – 238874 – Singapore
Embraer – EUA - 276 South West 34th street – Fort Lauderdale – Florida – 33315 – U.S.A.
Embraer – França – Aeroport du Bourget – Zone d'Aviation d'Affaires – 93352 – Le Bourget – France

a força de trabalho possuem destacada reputação, que a Embraer complementará com a excelência de sua engenharia e total conhecimento do produto. Continuaremos a atender os clientes atuais ao mesmo tempo em que atrairemos novos no futuro com o acréscimo de novas instalações, sempre que for necessário".

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Informações para editores

A Embraer (Bovespa: EMBR3 e EMBR4; NYSE: ERJ), é o quarto maior fabricante de aeronaves comerciais do mundo e possui fábricas no Estado de São Paulo, escritórios e bases de serviços ao cliente na Austrália, China, Cingapura, Estados Unidos e França, contando com 10,9 mil empregados. A Embraer é a maior exportadora brasileira desde 1999. Em 31 de dezembro de 2001 sua carteira de pedidos firmes montava a US$ 10,7 bilhões e opções de compra, US$ 12,6 bilhões.

A Embraer tem 32 anos de experiência no projeto, desenvolvimento, fabricação, venda e suporte pós-vendas de aeronaves destinadas aos mercados mundiais comercial, corporativo e de defesa.

A Celsius Aerotech Inc., sediada em Nashville, estado do Tennessee, é uma oficina autorizada pela FAA que atende principalmente o mercado de aviação regional. A Celsius tem atuado nessa área desde 1991 e é reconhecida como uma das maiores organizações de manutenção que atendem a esse mercado. A Celsius tem aproximadamente 210 empregados e oferece serviço completo de manutenção, reparo e revisão geral, incluindo inspeções programadas, reparos de estruturas, pintura de aeronaves e reforma completa de componentes. A Celsius tem grande experiência de serviço em aeronaves turboélices EMB-120 Brasilia e família ERJ 145 de jatos regionais, SAAB 340, ATR 72, aviões Jetstream fabricados pela British Aerospace e aeronaves regionais da Bombardier.

Embraer - Av. Brig. Faria Lima, 2170 – 12227-901 – São José dos Campos – SP – Brasil
Embraer – Austrália – 13-15 Melrose Court – Tullamarine, Melbourne – Victoria – 3043 - Australia
Embraer – China – 1, Jian Guo Men Wai Avenue, Suite 3617 – China World Trade Tower I – Chaoyang District, Beijing 100004 – People's Republic of China
Embraer – Cingapura – 391 B Orchard Road # 15 – 01 – Ngee Ann City – Tower B – 238874 – Singapore
Embraer – EUA - 276 South West 34th street – Fort Lauderdale – Florida – 33315 – U.S.A.
Embraer – França – Aeroport du Bourget – Zone d'Aviation d'Affaires – 93352 – Le Bourget – France

Contatos

Departamento de Imprensa
Telefone (12) 3927 1311
Fax (12) 3927 2411
Bob Sharp, bob.sharp@embraer.com.br
Wagner Gonzalez, wagner.gonzalez@embraer.com.br